Exhibit 99.1

Yingli Green Energy Announces the Resignation of Independent Directors

BAODING, China, March 6, 2020 - Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) ("Yingli Green Energy" or "the Company"), one of the world's leading solar panel manufacturers, today announced the resignation, due to personal reasons, of Mr. Iain Ferguson Bruce as an independent member of the Company’s board of directors, the chairperson of the audit committee, compensation committee and the special committee, of Mr. Ming Huang and Mr. Zheng Xue as independent members of the Company’s board of directors and members of the audit committee, compensation committee and the special committee, as well as Mr. Junmin Liu as an independent member of the Company’s board of directors and a member of the special committee, all effective from March 6, 2020. In addition, the remaining three directors will continue to form the board of directors to perform its duties.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited, known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Yingli Green Energy is headquartered in Baoding, China and has distributed more than 22 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com